UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom stabilizes business in the second quarter and confirms forecast for full year 2009

Aug 06, 2009

Having recorded positive business development in the second quarter, Deutsche Telekom is well on its way to achieving its targets for 2009. The Group increased its net revenue by 7.4 percent in the second quarter to EUR 16.2 billion and EBITDA adjusted for special factors by 8.4 percent to EUR 5.3 billion. Adjusted net profit grew by 19.4 percent year-on-year in the second quarter to EUR 0.8 billion. The Greek company OTE contributed EUR 1.5 billion to net revenue and EUR 0.5 billion to adjusted EBITDA of the Group in the second quarter of 2009.

The packet of measures initiated in April for the United States, the United Kingdom and Poland is beginning to take effect. Operating costs fell and the EBITDA margin rose in all three countries compared with the first quarter. “We took resolute action at the right time in a difficult environment. The figures for the second quarter make us confident for the full year. Hence, we confirm our forecast for 2009,” said Chairman of the Board of Management René Obermann.

As a result of the consolidation of the Greek company OTE, revenue increased in the first half of the year by 6.8 percent compared with the prior-year period, to EUR 32.1 billion. Adjusted EBITDA rose 5.6 percent to EUR 10.1 billion and adjusted net profit by 2.0 percent to EUR 1.4 billion. OTE contributed EUR 2.4 billion to net revenue and EUR 0.9 billion to EBITDA. Free cash flow stood at EUR 1.8 billion in the first half of the year, EUR 1.4 billion of which was generated in the second quarter.

The decrease in free cash flow compared with the EUR 3.6 billion generated in the first half of 2008 is primarily attributable to the increase in capital expenditure. In the difficult environment of the first half of 2009, Deutsche Telekom invested some 13 percent more – adjusted for OTE – than in the prior-year period. For instance, the mobile communications network in the United States was expanded and more blank spots in DSL coverage in Germany were filled in and a total of 160,000 households were connected to the broadband network for the first time. More than 400 alliances with local authorities contributed to the roll-out of the high-speed Internet.

Despite a high level of capital expenditure, the Group also continued its efforts to cut costs. As of June 30, the cost basis fell by EUR 4.9 billion compared with 2005, which meant the target of the Save for Service program was met ahead of schedule. Nevertheless, the Group will continue its efforts to cut costs. The integration of OTE is also delivering results faster than expected. Initiatives were launched in the first half of the year that will result in annual synergies of EUR 84 million. This goes well beyond the original forecast for the full year 2009.

T-Home’s business in Germany performed extremely well. The fixed-network division managed to push up the margin thanks to strict cost discipline, achieved an excellent market share of 59 percent of DSL net additions in the second quarter, and increased the number of customers for the IPTV service Entertain to more than 720,000 agreements sold. The positive development at T-Systems continued. In the Systems Solutions business, margins increased after the turnaround in the prior year. Efficiency gains compensated for the slight revenue decreases in this area.

As of June 30, 2009, Deutsche Telekom served some 150 million mobile customers worldwide. On a like-for-like basis, that is 8 million more than one year earlier. In the fixed network, the number of retail broadband customers in Germany and abroad grew by 16.7 percent in the same period from 12.4 million to 14.5 million.

Development of the operating segments at a glance

Mobile Communications

Driven by the inclusion of OTE’s mobile subsidiary COSMOTE, the European mobile communications companies recorded year-on-year revenue growth of 6.0 percent in the second quarter. At the same time, adjusted EBITDA rose by 5.3 percent. This shows a clear upwards trend compared with the first quarter, when EBITDA was still falling significantly. Compared with the first half of 2008, revenue increased by 3.9 percent and EBITDA fell by 1.4 percent.

Revenue at T-Mobile Deutschland was down 2.2 percent on the prior-year period in the first six months of the year and stood at EUR 3.8 billion. Adjusted EBITDA decreased by 4.1 percent to EUR 1.4 billion. In addition to unabated tough competition, regulatory decisions played a decisive role in this development. T-Mobile Deutschland maintained its market leadership in Germany.

In the United States, efforts to expand the 3G network were stepped up. The focus remained on achieving population coverage of 200 million by the end of the year in order to reach more potential customers. Measured in euros, T-Mobile USA recorded a revenue rise of 15.7 percent and an increase in EBITDA of 12.1 percent year-on-year in the first half of the year. However, these increases are primarily attributable to exchange rate effects. In US dollar terms, revenue increased by 0.8 percent and EBITDA declined by 2.3 percent.

The package of measures adopted in April already started to have a positive effect in the second quarter. Operating costs fell by some 7 percent compared with the first quarter. The EBITDA margin rose from 25.7 percent to 30.0 percent on the back of the measures taken.

The action plan also produced results in the United Kingdom, where the EBITDA margin stood at 13.5 percent for January to March, rising to 17.3 percent between April and June thanks to cost cuts. In local currency, revenue at T-Mobile UK fell by 4.2 percent in the first half of the year; adjusted EBITDA fell by 28.0 percent in the same period. This represents a positive development over the course of the year: While EBITDA was 40.8 percent down on the prior-year figure in the first quarter, it was only 13.5 percent down in the second quarter.

The Polish company PTC was very successful in reducing its cost basis. Operating costs fell by 13 percent compared with the first quarter. As a result, the EBITDA margin rose from 26.4 percent in the first quarter to 38.7 percent in the second quarter, exceeding even the prior-year figure of 36.9 percent.

The COSMOTE companies contributed revenue of EUR 1.2 billion and adjusted EBITDA of EUR 0.4 billion in the first half of the year. With 1.2 million net additions since first-time consolidation in February of this year, these companies in Greece, Bulgaria, Romania, and Albania generated faster customer growth in the mobile communications sector than anywhere else in the Group.

Mobile data usage continued to drive growth. Data revenues at the Western and Central European mobile communications companies increased by 30 percent year-on-year in the second quarter to EUR 455 million. Growth in the United States was even more pronounced, with data revenues increasing by 42 percent year-on-year to USD 526 million.

Broadband/Fixed Network

In Germany, revenue decreased by 5.4 percent year-on-year in the first half of 2009 to EUR 9.6 billion. This decline is again primarily attributable to the continuing line losses resulting from increased competition driven by regulation, the popularity of complete packages with a flat-rate component, and falling usage-related charges. In the second quarter of 2009, revenue decreased 5.1 percent to EUR 4.7 billion compared with the same period in 2008.

Thanks to excellent cost discipline, T-Home Deutschland recorded adjusted EBITDA of EUR 3.2 billion in the first six months of 2009 and improved the EBITDA margin compared with the prior-year period to 33.4 percent. The second quarter of 2009 contributed further to this picture with adjusted EBITDA of around EUR 1.6 billion and a 33.4-percent improvement in the EBITDA margin. Lower revenue-driven costs and reduced costs for rental, maintenance and personnel made up for a major part of the decrease in revenue in the traditional fixed-network business.

German broadband business recorded outstanding results in the first half of the year. T-Home posted a market share of 59 percent of new DSL customers in the second quarter. For the third quarter, Deutsche Telekom anticipates a much smaller share of the new DSL customer market in light of the expiration of a large number of agreements for the highly successful complete packages sold in 2007 and the resulting increase in cancellation figures. The target for the full year 2009 remains unchanged at a market share of more than 45 percent of new additions.

As of the end of the first half of 2009, 721,000 Entertain lines had been sold. This represents a year-on-year increase of 188 percent and an important step on the road to establishing Entertain, the television service of the future, as a mass market product.

The number of fixed-network lines in Germany and abroad decreased by 7.4 percent year-on-year in the first half of 2009 to 39.6 million. Considerably fewer customers left Deutsche Telekom between April and June than in prior quarters. Line losses in the German fixed network stood at 473,000 in the second quarter of 2009, some 175,000 down from the prior-year quarter. This is the lowest level since the end of 2005. Around 40 percent of the line losses resulted not from competition, but rather from a purely technical switch of DSL resale customers to the all-IP platform.

Figures for international business were substantially influenced in the first half of the year by the first-time inclusion of OTE in February 2009. Compared with the prior year, international revenue in the fixed-network business increased by EUR 1.3 billion to EUR 2.4 billion in the first half of the year. In Eastern Europe, revenue fell by 8.7 percent compared with the first half of 2008 to EUR 1.0 billion. This was due to exchange rate effects primarily in Hungary, as well as to competition in the traditional fixed network, and fixed-mobile substitution.

Adjusted EBITDA rose by EUR 0.4 billion in Southern and Eastern Europe to EUR 0.9 billion. In Eastern Europe, adjusted EBITDA decreased slightly to EUR 0.4 billion on account of the decline in revenue.

Internationally, too, the broadband market grew considerably in the first half of the year. With a total of 3.6 million broadband lines as of June 30, 2009, a year-on-year increase of 637,000 lines was achieved.

Systems Solutions

T-Systems reduced its costs substantially and increased efficiency in the first half of 2009. Adjusted for the one-time effect of the disposal of Media&Broadcast in the prior year, profit from operations (EBIT) increased to EUR 92 million. Thus, this figure for the first half of 2009 already exceeds the figure for the full 2008 financial year. The EBIT margin improved by around 2 percentage points compared with the prior-year period. EBITDA also benefited from measures to improve efficiency. Adjusted EBITDA recorded growth of 12.8 percent to EUR 442 million. The adjusted EBITDA margin rose from 8.8 percent in the first half of 2008 to 10.3 percent.

The general financial and economic crisis had different effects on revenue: In the first six months, total revenue stood at EUR 4.3 billion, down 3.7 percent year-on-year. At the same time, revenue generated from external customers remained virtually stable, despite the generally difficult market situation. International revenue rose by 3.5 percent to EUR 1.3 billion, continuing the positive trend of the prior quarters. In contrast, revenue in Germany declined 6.6 percent. This decrease in domestic revenue is chiefly attributable to the 8.7 percent decrease in the volume of internal business with Deutsche Telekom and underlines T-Systems’ contribution to cost-cutting in the Group.

The market for ICT systems solutions was dominated by fierce competition in the first half of 2009. In addition, the global financial and economic crisis impacted negatively on new orders at T-Systems. Despite numerous encouraging contracts concluded in the first half of 2009, the order level fell by 20.9 percent year-on-year. However, it should be noted that the prior-year figure included the major contract with Shell Holding.

Nevertheless, T-Systems managed to win major deals in the second quarter, such as the contract with MAN. On top of this, T-Systems concluded new agreements with the airline Deutsche Lufthansa and acquired international business with airport shop operator Nuance Group and chemical distributor Brenntag Asia Pacific. Deutsche Telekom’s Corporate Customers arm strengthened its market position on the Iberian Peninsula with the takeover of Spanish IT service provider Metrolico.

The Deutsche Telekom Group at a glance*:

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,238	15,125	7.4	32,140	30,103	6.8	61,666
- Domestic	6,817	7,184	(5.1)	13,760	14,438	(4.7)	28,885
- International	9,421	7,941	18.6	18,380	15,665	17.3	32,781
Profit (loss) before income taxes	997	892	11.8	499	2,513	(80.1)	3,452
Adjusted profit before income taxes	1,355	1,207	12.3	2,555	2,602	(1.8)	5,884
Net profit (loss)	521	394	32.2	(603)	1,318	n.a.	1,483
Adjusted net profit	756	633	19.4	1,411	1,383	2.0	3,426
EBITDA	5,027	4,566	10.1	9,969	9,521	4.7	18,015
Adjusted EBITDA	5,258	4,850	8.4	10,070	9,536	5.6	19,459
Net cash from operating activities	3,512	3,682	(4.6)	6,478	7,013	(7.6)	15,368
Free cash flow before dividend payments	1,404	1,963	(28.5)	1,820	3,592	(49.3)	7,033
Cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill)	(2,211)	(1,837)	(20.4)	(4,822)	(3,629)	(32.9)	(8,707)
Net debt at balance sheet date				44,966	40,559	10.9	38,158
Number of employees at balance sheet date				261,373	235,794	10.8	227,747

The Mobile Communications at a glance*:

	Q2 2009 millions of € a	Q2 2008 millions of € b	Change %	H1 2009 millions of € a	H1 2008 millions of € b	Change %	FY 2008 millions of € b
Total revenue	9,413	8,678	8.5	18,619	17,123	8.7	35,586
- Europe	5,500	5,187	6.0	10,577	10,179	3.9	20,663
- USA	3,918	3,498	12.0	8,055	6,959	15.7	14,957
Net revenue	9,220	8,511	8.3	18,247	16,803	8.6	34,920
Profit (loss) from operations c	1,570	1,446	8.6	935	2,706	(65.4)	5,487
EBITDA	3,084	2,817	9.5	5,691	5,477	3.9	11,246
Adjusted EBITDA	3,084	2,844	8.4	5,697	5,507	3.5	11,400
Average number of employees	76,521	64,802	18.1	74,861	64,281	16.5	65,313

 Comments on the table:

a Including first-time consolidation of OTE from February 1, 2009 in the Mobile Communications Europe operating segment.

b Including first-time consolidation of SunCom from February 22, 2008 in the Mobile Communications USA operating segment.

c Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash-generating unit T-Mobile UK in the first quarter of 2009.

Broadband/Fixed Network at a glance*:

	Q2 2009 millions of € a	Q2 2008 millions of €	Change %	H1 2009 millions of € a	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	6,063	5,561	9.0	11,945	11,238	6.3	22,501
- Domestic	4,745	4,998	(5.1)	9,581	10,124	(5.4)	20,226
- International	1,343	575	n.a.	2,406	1,139	n.a.	2,329
Net revenue	5,383	4,922	9.4	10,618	9,954	6.7	19,779
Profit (loss) from operations	760	819	(7.2)	1,930	1,708	13.0	2,759
EBITDA	1,875	1,709	9.7	4,050	3,505	15.5	6,395
Adjusted EBITDA	2,056	1,892	8.7	4,066	3,784	7.5	7,385
Average number of employees	119,488	101,339	17.9	116,051	102,696	13.0	100,671

Comments on the table:

Since January 1, 2009, around 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted.

a Including first-time consolidation of OTE from February 1, 2009.

Systems Solutions at a glance*:

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	2,179	2,251	(3.2)	4,285	4,451	(3.7)	9,343
- Computing & Desktop Services	933	886	5.3	1,833	1,784	2.7	3,877
- Systems Integration	404	447	(9.6)	804	870	(7.6)	1,741
- Telecommunica- tions	842	918	(8.3)	1,648	1,797	(8.3)	3,725
Net revenue	1,502	1,538	(2.3)	2,998	3,042	(1.4)	6,368
New orders	2,315	3,111	(25.6)	4,325	5,468	(20.9)	10,235
Profit (loss) from operations	27	(65)	n.a.	38	418	(90.9)	81
EBITDA	200	130	53.8	388	801	(51.6)	862
Adjusted EBITDA	231	188	22.9	442	392	12.8	826
Average number of employees	44,863	45,745	(1.9)	44,656	46,149	(3.2)	46,095

Comments on the table:

Since January 1, 2009, around 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted.

Headquarters & Shared Services at a glance*:

	Q2 2009 millions of € a	Q2 2008 millions of €	Change %	H1 2009 millions of € a	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	877	915	(4.2)	1,755	1,799	(2.4)	3,573
Net revenue	132	154	(14.3)	276	304	(9.2)	599
Profit (loss) from operations	(280)	(305)	8.2	(549)	(582)	5.7	(1,198)
EBITDA	(56)	(55)	(1.8)	(42)	(155)	72.9	(367)
Adjusted EBITDA	(37)	(40)	7.5	(17)	(65)	73.8	(31)
Average number of employees	19,508	24,297	(19.7)	19,285	24,017	(19.7)	22,808

Comments on the table:

a Including first-time consolidation of OTE from February 1, 2009.

*Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization, and impairment losses.For a detailed explanation of non-GAAP performance measures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin, as well as special factors affecting profit or loss and the adjusted net profit, please refer to “Reconciliation to pro forma figures” that is posted on Deutsche Telekom's Investor Relations website at www.telekom.com.

Development of customer numbers in the first half of 2009

Broadband/Fixed Network

	June 30, 2009 thousands	June 30, 2008 thousands	Change thousands	Change %
Broadband
Lines (total) a,b,c	17,176	16,000	1,176	7.3
Of which: retail	14,508	12,434	2,074	16.7

Domestic a,b	13,606	13,068	538	4.1
Of which: retail b	11,229	9,898	1,331	13.4
International a,c,d	3,569	2,932	637	21.7

Fixed Network
Lines (total) a,b,c	39,615	42,766	(3,152)	(7.4)
Domestic a,b	27,226	29,544	(2,318)	(7.8)
International a,c,d	12,388	13,223	(835)	(6.3)

Wholesale/resale
Resale/IP-BSA c,d,e	2,215	3,549	(1,334)	(37.6)
Of which: domestic	1,952	3,169	(1,217)	(38.4)
ULLs c,d,f	9,645	8,010	1,635	20.4
Of which: domestic	8,742	7,512	1,230	16.4
IP-BSA SA lines c,d,g	453	17	436	n.a.
Of which: domestic	425	2	423	n.a.

Comments on the table:

a Lines in operation excluding internal use and public telecommunications, including wholesale services.

b As of January 1, 2009, around 160,000 business customers were transferred from the Systems Solutions operating segment in Germany to the Broadband/Fixed Network operating segment. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. For the purposes of equal treatment, internal use by the Systems Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.

c Since February 1, 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) has been included in the Broadband/Fixed-Network operating segment. Prior-year figures have been adjusted on a pro forma basis.

d International comprises Southern and Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including the subsidiaries Makedonski Telekom AD and Crnogorski Telekom, as well as the fixed-network business of OTE Greece and Romtelecom that was consolidated as of February 1, 2009 for the first time.

e Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.

f Unbundled local loop (ULL) lines in Germany and abroad: Wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

g Definition of IP-BSA Stand Alone (IP-BSA SA): IP-BSA is a wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

Mobile Communications

	June 30, 2009 thousands	June 30, 2008 thousands	Change thousands	Change %
Mobile customers a Total	149,838	141,791	8,047	5.7
in Europe	116,341	110,325	6,016	5.5
in the United States (T-Mobile USA)	33,497	31,466	2,031	6.5

T-Mobile Deutschland b	39,103	38,399	704	1.8
T-MobileUKc	16,588	16,794	(206)	(1.2)
PTC (Poland)	13,409	12,830	579	4.5
T-Mobile Netherlands (NL) d	5,423	5,278	145	2.7
T-Mobile Austria (A)	3,402	3,298	104	3.2
T-MobileCzech Republic(CZ)	5,433	5,313	120	2.3
T-Mobile Hungary (H)	5,256	5,082	174	3.4
T-Mobile Slovensko (Slovakia)	2,323	2,330	(7)	(0.3)
T-Mobile Hrvatska (Croatia)	2,867	2,543	324	12.7
COSMOTE	20,587	16,789	3,798	22.6
Other countries e	1,949	1,669	280	16.8

Comments on the table:

a One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: COSMOTE customers were also included in the historic customer base.

b On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

c Including Virgin Mobile.

d The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.

e "Other" includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Net additions in the second quarter of 2009

Broadband/Fixed Network

	Q2 2009 thousands	Q2 2008 thousands	Change thousands	Change %
Broadband
Lines (total) a,b,c	182	265	(83)	(31.3)
Of which: retail	348	514	(166)	(32.3)

Domestic a,b	97	110	(13)	(11.8)
Of which: retail b	245	340	(95)	(27.9)
International a,c,d	84	155	(71)	(45.8)

Fixed Network
Lines (total) a,b,c	(721)	(858)	137	16.0
Domestic a,b	(473)	(648)	175	27.0
International a,c,d	(248)	(210)	(38)	(18.1)

Wholesale/resale
Resale/IP-BSA c,d,e	(276)	(255)	(21)	(8.2)
Of which: domestic	(257)	(232)	(25)	(10.8)
ULLs c,d,f	242	664	(422)	(63.6)
Of which: domestic	136	547	(411)	(75.1)
IP-BSA SA lines c,d,g	110	6	104	n.a.
Of which: domestic	109	2	107	n.a.

Comments on the table:

a Lines in operation excluding internal use and public telecommunications, including wholesale services.

b As of January 1, 2009, around 160,000 business customers were transferred from the Systems Solutions operating segment in Germany to the Broadband/Fixed Network operating segment. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. For the purposes of equal treatment, internal use by the Systems Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.

c Since February 1, 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) has been included in the Broadband/Fixed-Network operating segment. Prior-year figures have been adjusted on a pro forma basis.

d International comprises Southern and Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including the subsidiaries Makedonski Telekom AD and Crnogorski Telekom, as well as the fixed-network business of OTE Greece and Romtelecom that was consolidated as of February 1, 2009 for the first time.

e Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.

f Unbundled local loop (ULL) lines in Germany and abroad: Wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

g Definition of IP-BSA Stand Alone (IP-BSA SA): IP-BSA is a wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

Mobile Communications

	Q2 2009 thousands	Q2 2008 thousands	Change thousands	Change %
Mobile customers a Total	1,395	1,882	(487)	(25.9)
in Europe	1,070	1,214	(143)	(11.8)
in the United States (T-Mobile USA)	325	668	(343)	(51.3)

T-Mobile Deutschland b	119	1,288	(1,169)	(90.8)
T-MobileUKc	(87)	(330)	243	73.6
PTC (Poland)	122	(156)	278	n.a.
T-Mobile Netherlands (NL) d	188	112	76	67.9
T-Mobile Austria (A)	(16)	11	(27)	n.a.
T-MobileCzech Republic(CZ)	22	40	(18)	(45.0)
T-Mobile Hungary (H)	(91)	154	(245)	n.a.
T-Mobile Slovensko (Slovakia)	(8)	(5)	(3)	(60.0)
T-Mobile Hrvatska (Croatia)	86	90	(4)	(4.4)
COSMOTE	652	-	n.a.	n.a.
Other countries e	84	11	73	n.a.

Comments on the table:

a One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability.

b On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

c Including Virgin Mobile.

d The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.

e "Other" includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook" or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative, the restructuring of operating activities in Germany, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, changes in the economic and business environments – for example, the current economic slump – in markets where we, our subsidiaries and affiliates operate, the enduring instability and volatility on the global financial markets, as well as exchange rate and interest rate fluctuations can also adversely affect our business development and the availability of capital at favorable terms. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any responsibility for updating forward-looking statements by taking new information or future events or other matters into account. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a rule, Deutsche Telekom does not predict the net effect of future special factors due to their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt, and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website [www.telekom.com] under the link "Investor Relations."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

Date: August 6, 2009